UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of January 2015

001-36345

(Commission File Number)

GALMED PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

8 Shaul Hamelech Blvd.

Amot Hamishpat Bldg.

Tel Aviv, Israel 64733

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

On January 5, 2015, Galmed Pharmaceuticals Ltd. (the “Company”) announced the appointment of Mr. Josh Blacher as its Chief Financial Officer, effectively as of January 1, 2015, to replace Mr. Ray Morris, who previously served the Company in such capacity through December 31, 2014. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

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Exhibit Index

Exhibit No.	Description

99.1	Press Release, dated January 5, 2015

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galmed Pharmaceuticals Ltd.

Date: January 5, 2015	By:	/s/ Allen Baharaff
Allen Baharaff
Chief Executive Officer

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